SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

SilverBow Resources, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

82836G102
(CUSIP Number)

July 31, 2022
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☒ Rule 13d-1(b)
☐ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 6 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 82836G102	13G	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON Kimmeridge Energy Management Company, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,281,356
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,281,356
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,281,356
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.7%
12	TYPE OF REPORTING PERSON OO, IA

CUSIP No. 82836G102	13G	Page 3 of 6 Pages

Item 1(a).	NAME OF ISSUER:

The name of the issuer is SilverBow Resources, Inc. (the “Company”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

The Company’s principal executive offices are located at 920 Memorial City Way, Suite 850, Houston, TX 77024.

Item 2(a).	NAME OF PERSON FILING:

This Statement is filed on behalf of Kimmeridge Energy Management Company, LLC (the “Reporting Person”), a Delaware limited liability company, which is, directly or indirectly, the investment adviser to certain funds and/or accounts (the “Kimmeridge Accounts”) which hold the securities reported herein. The Reporting Person is managed by a board of managers consisting of Benjamin Dell, Henry Makansi, Neil McMahon, Noam Lockshin, Alexander Inkster, Neda Jafar and Denis Laloy (each such manager, a “Kimmeridge Principal”, and collectively, the “Kimmeridge Principals”).

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

The principal business office of the Reporting Person is 412 West 15 Street, 11th Floor, New York, NY 10011.

Item 2(c).	CITIZENSHIP:

The Reporting Person is organized as a limited liability company under the laws of Delaware.

Item 2(d).	TITLE OF CLASS OF SECURITIES:

Common stock, par value $0.01 per share (the “Shares”)

Item 2(e).	CUSIP NUMBER :

82836G102

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

CUSIP No. 82836G102	13G	Page 4 of 6 Pages

(e)	☒	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	OWNERSHIP:

The percentage used herein is calculated based upon 22,306,506 Shares reported to be outstanding as of June 30, 2022, as reported in the Company’s Form S-3 filed with the Securities and Exchange Commission on July 6, 2022.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page for the Reporting Person and is incorporated herein by reference.

The filing of this statement should not be construed as an admission that the Reporting Person is, for the purposes of Sections 13 of the Securities Exchange Act of 1934, the beneficial owner of the Shares reported herein.

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

See Item 2. The Kimmeridge Accounts have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein. Each of KEF Fund V Investments, LP and KEF Investments, each, a Kimmeridge Account, has the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of more than 5% of the Shares.

CUSIP No. 82836G102	13G	Page 5 of 6 Pages

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

Not applicable.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

Not applicable.

Item 9.	NOTICE OF DISSOLUTION OF GROUP:

Not applicable.

Item 10.	CERTIFICATION:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 82836G102	13G	Page 6 of 6 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: August 10, 2022

KIMMERIDGE ENErGY MANAGEMENT COMPANY, LLC

By:	/s/ Tamar Goldstein
Name: Tamar Goldstein
Title: General Counsel